United States securities and exchange commission logo





                             June 12, 2021

       Benjamin J. Zeskind, Ph.D.
       Chief Executive Officer
       Immuneering Corporation
       245 Main Street, Second Floor
       Cambridge, MA 02142

                                                        Re: Immuneering
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 13,
2021
                                                            CIK No. 0001790340

       Dear Dr. Zeskind:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Industry and Other Data, page ii

   1.                                                   Your statements that
(i) third party sources do not guarantee the accuracy or completeness of the information
presented in the prospectus, (ii) you have not had third party information
independently verified by any independent sources and (iii) no independent source has verified
your internal research and market definitions may imply inappropriate disclaimers of
responsibility with respect to this information. Please either delete these statements or
specifically state that you are liable for such information.
 Benjamin J. Zeskind, Ph.D.
FirstName  LastNameBenjamin J. Zeskind, Ph.D.
Immuneering   Corporation
Comapany
June       NameImmuneering Corporation
     12, 2021
June 12,
Page 2 2021 Page 2
FirstName LastName
Prospectus Summary
Overview, page 1

2. Please provide us with the basis for your claims that you have more than a decade of leadership in translational bioinformatics and that you have an established track record of generating insights into drug mechanisms of action and patient treatment responses.
Our Wholly Owned Pipeline, page 2

3. Please revise your pipeline table to combine the lead optimization column with the discovery column. A textual discussion of the program is a more appropriate place to make distinctions regarding different segments within a particular phase. With the exception of IMM-1-104, it appears that all of your product candidates are in the discovery phase. Given the early stage of development of these programs, please explain why each program is sufficiently material to your business to warrant inclusion in your pipeline table
Dual-MEK Program, page 4

4. We note statements in the Summary and Business sections regarding the performance of your product candidates. For example, we note statements that you have observed therapeutic activity with improved tolerability of IMM-1-104 in preclinical studies as compared to current FDA-approved drugs and similar statements. Please revise the first paragraph on page 4 and similar statements throughout the prospectus to revise all performance claims so that the basis for each statement is clear. Safety and efficacy determinations are the exclusive authority of the FDA or comparable foreign regulators.
         You may provide a summary of the data that you used to draw these conclusions, but not the conclusions or predictions that the product candidates are safe or effective.
Our Strategy, page 5

5. We note your disclosure here and elsewhere in the prospectus referencing your plans to
         "rapidly advance" the development of IMM-1-104. Please revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in developing your product candidates in a rapid or accelerated manner as such statements are speculative.
6. We note your statements here and in the Business section claiming that your platform allows you to leverage human biological data in new and creative ways which provide counterintuitive insights that are not constrained by inherent limitations of conventional approaches or prevailing scientific views. However, translational bioinformatics appears to be a growing field with numerous researchers and participants. Please revise your disclosure to explain why your approach in particular is counterintuitive and why you are able to leverage data in ways that others cannot.
 Benjamin J. Zeskind, Ph.D.
FirstName  LastNameBenjamin J. Zeskind, Ph.D.
Immuneering   Corporation
Comapany
June       NameImmuneering Corporation
     12, 2021
June 12,
Page 3 2021 Page 3
FirstName LastName
Our Team, page 5

7. We note that you identify certain entities as investors in your company here and on page
         98. However, certain of these entities do not appear to be among your principal stockholders as disclosed on page 153. If material, please expand your disclosure to describe the nature of each such entity's investment in you and explain to us why including this information is appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company.
Summary Risk Factors, page 5

8. Please revise to add the risk that your approach to the discovery and development of product candidates is unproven, and you may not be successful in your efforts to use and expand your DCT platform to build a pipeline of product candidates with commercial value.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 7

9. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 75

10. Please update the second bullet in Use of Proceeds, when possible, to disclose how far in the development of these programs you estimate that the proceeds from this offering will allow you to reach, including how many additional programs and how many of your current programs you will be able to pursue and for how many programs you estimate that you will be able to begin or complete IND-enabling studies.
Critical Accounting Policies
Equity-based Compensation, page 91

11. It appears from your Outstanding Equity Awards table on page 144 that you did not grant any options or other equity awards to the three named executive officers (NEOs) during
         2020. Please confirm for us that none of the equity-based awards granted in 2020 as presented in the table on page 92 were granted to NEOs or revise your disclosure accordingly.
12. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation
 Benjamin J. Zeskind, Ph.D.
FirstName  LastNameBenjamin J. Zeskind, Ph.D.
Immuneering   Corporation
Comapany
June       NameImmuneering Corporation
     12, 2021
June 12,
Page 4 2021 Page 4
FirstName LastName
         and beneficial conversion features. Please discuss with the staff how to submit your response.
Business, page 94

13. We note your disclosure on page 49 that you own pending patent applications in the
         United States related to your platform technologies and pending patent applications related to your product candidates. Please revise your Business section to include a discussion of your intellectual property coverage, including the specific products, product groups and technologies to which the patent applications relate, the type of patent protection you are seeking, the applicable jurisdictions and the potential patent expiration dates.
Our Bioinformatics Approach, page 99

14. We note your statement that your approach has already yielded programs that have exhibited preclinical activity against a broad range of clinically challenging solid tumors and are advancing towards the clinic. Please revise your disclosure to clarify that the majority of your product candidates have yet to advance to IND-enabling studies.
Our Differentiated Approach to Tackling Some the Most Challenging Cancers, page 101

15. Please provide the basis for your claim that your insights derived from your translational bioinformatics platform have "substantiated" your belief that leveraging signaling dynamics against tumor addiction will result in better drugs. This statement appears to be premature given the current stage of development of your product candidates.
Trifecta-MEK Program, page 110

16. We note your statement that you are developing "potentially first-in-class" therapies that are designed to uniquely engage MEK. Given your current stage of development, it appears to be premature to make this claim. Please revise your disclosure to remove this statement.
Executive and Director Compensation
Executive Compensation Arrangements, page 143

17. When available, please revise this section to describe the material terms of your new employment agreements with your named executive officers and file the agreements as exhibits to your registration statement.
Description of Capital Stock
Registration Rights, page 156

18. Please quantify the number of shares of your common stock that will have registration rights following the offering.
 Benjamin J. Zeskind, Ph.D.
Immuneering Corporation
June 12, 2021
Page 5

       You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                         Sincerely,
FirstName LastNameBenjamin J. Zeskind, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameImmuneering Corporation
                                                         Office of Life
Sciences
June 12, 2021 Page 5
cc:       Nathan Ajiashvili, Esq.
FirstName LastName